

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3010

April 6, 2010

By U.S. Mail and facsimile to (469) 522 - 4299

Mr. Gene S. Bertcher, Chief Financial Officer
American Realty Investors, Inc.
1800 Valley View Lane, Suite 300
Dallas, TX   75234

RE: American Realty Investors, Inc.
File No. 001-15663
Form 10-K for the year ended December 31, 2008
Forms 10-Q for the quarters ended March 31, 2009, June 30, 2009 and
September 30, 2009

Dear Mr. Bertcher:

    We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Cicely LaMothe
Branch Chief